As filed with the Securities and Exchange Commission on September 5, 2002

P.E.
9/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

For the month of September 2002
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

0-29432

MODERN TIMES GROUP MTG AB (publ)

Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A...

MTG

MODERN TIMES GROUP

FOR IMMEDIATE RELEASE 5 September 2002

STRIX SUCCESS CONTINUES

Modern Times Group MTG AB, the international media group, today announced that STRIX television has continued its TV ratings success with latest reality TV format, the dating show 'Harem'. 29% of television viewers over the age of 4 in France watched the final show in the current run on leading French TV channel 'M6', entitled 'Operation Seduction' and doubled M6's average viewing numbers during this prime time evening slot.

STRIX is currently producing or co-producing 14 reality TV series in 10 countries around the world, and is currently scheduled to produce 546 hours of television in 2002, compared to 472 hours last year.

STRIX's interactive game show format 'The Bar' has continued its success in South America, with new options sold for the Mexican and Chilean markets. Licences or options have already been sold in Argentina, Uruguay, Colombia, Venezuela and Brazil. 'The Bar' has now been broadcast in 12 countries around the world and licenced or optioned in 24 countries.

STRIX has also now developed a strong presence in the emerging Eastern European markets, with the formats sold to 7 countries. 'The Bar' has been signed up for second seasons on both Polish and Hungarian television, having enjoyed outstanding first seasons. The format averaged 2.25 million viewers per show in Poland and comprehensively outperformed its 'Big Brother' rival. STRIX has now co-produced the second season of the established 'Survivor' format with Russia's largest TV channel, ORT, and has sold licences to its '24 Hours' and 'Harem' formats to be aired this Fall on the CTC channel in Russia, which is part-owned by MTG. A version of the new 'Harem' format has also been produced for the Ukrainian market.

STRIX has produced or co-produced the award-winning 'Expedition Robinson' (Survivor) format for a record nine countries in 2002, all of which series have been filmed on location in Malaysia by the STRIX production team.

The new STRIX back to nature format 'The Farm' has enjoyed similar success and been sold to 10 countries including the French, Greek and US markets. A second season of the series has been commissioned in Sweden after the format emerged as the winner in head to head ratings wars with 'Who wants to be a millionaire' and 'Gladiators'. Meanwhile, 'The Farm' achieved an unparalleled 65% share of viewing during its first season run in Norway. As a result, a pan-Baltic version of the format is currently being produced by STRIX for broadcasting on MTG's Viasat TV3 channels in Estonia, Latvia and Lithuania. Viasat3 in Hungary is also producing a version of the format.

MODERN TIMES GROUP MTG AB
Skeppsbron 18, Box 2094, SE-103 13 Stockholm, Sweden
Tel. +46 8 562 000 50 Fax. +46 8 20 50 74 (Publ) Registration No. 556309-9158
www.mtg.se

Hans-Holger Albrecht, President and CEO of MTG, commented: "STRIX has successfully globalised the reality TV phenomenon, introducing established formats into new markets and pioneering a portfolio of massively popular new formats. There are further formats in the pipeline for presentation this Fall and the level of interest from around the world continues to grow".

For further information, please visit www.mtg.se, email info@mtg.se, or contact:

Hans-Holger Albrecht, President & CEO tel: +46 (0) 8 562 000 50

Investor & Press Relations tel: +44 (0) 20 7321 5010

Modern Times Group, MTG AB has six business areas: Viasat Broadcasting (Free-to-air and pay-TV channels in nine countries, and the new media businesses - teletext operations and the Everyday interactive TV, internet and mobile portals), Radio (local and national networks in five countries), Publishing (financial news and information services), Modern Interactive (home shopping, e-commerce and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and rights library).

Modern Times Group MTG AB's class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the NASDAQ National Market (symbol: MTGNY).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB

By: [signature]
Name: Hans-Holger Albrecht
Title: CEO and Executive President of Modern Times Group MTG AB

Date: 09/05/2002